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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CTI Molecular Imaging, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

22943D 10 5

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 22943D 10 5	13 G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael E. Phelps, Ph. D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power
		2,316,714
Number of	6.	Shared Voting Power
Shares		255,125
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		2,316,714
Person
With:	8.	Shared Dispositive Power
		255,125

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,571,839

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount In Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

	(a	)	NAME OF ISSUER:
CTI Molecular Imaging, Inc.

	(b	)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
810 Innovation Drive, Knoxville, Tennessee 37932

Item 2.

	(1	)(a)	NAME OF PERSON FILING:
Michael E. Phelps, Ph.D.

	(b	)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
810 Innovation Drive, Knoxville, Tennessee 37932

	(c	)	CITIZENSHIP:
United States of America

	(d	)	TITLE OF CLASS OF SECURITIES:
Common Stock

	(e	)	CUSIP NUMBER:
22943D 10 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

(a)	Amount beneficially owned: 2,571,839

(b)	Percent of Class 5.4%

(c)	Number	of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 2,316,714

	(ii)	Shared power to vote or to direct the vote 255,125

	(iii)	Sole power to dispose or to direct the disposition of 2,316,714

	(iv)	Shared power to dispose or to direct the disposition of 255,125

Item 5. Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005

/s/ Michael E. Phelps
Michael E. Phelps, Ph.D.

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